Mail Stop 6010

February 21, 2008

Gary Ball
President
Infrared Systems International
15 N. Longspur Drive
The Woodlands, TX 77380

> **Re:** **Infrared Systems International**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 25, 2008**
> **File No. 333-147367**

Dear Mr. Ball:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us whether the spin-off is contingent on obtaining the approval of the shareholders of China Sxan Biotech, Inc. If so, tell us how China Sxan intends to comply with Section 14 of the Securities Exchange Act of 1934.

2. The Commission recently adopted amendments to its disclosure and reporting requirements. Effective February 4, 2008, registrants may not file registration statements on small business or "SB" forms. Please refer to Release No. 33-8876 entitled, "Smaller Reporting Company Regulatory Relief and Simplification," which is available on the Commission's website at www.sec.gov. In accordance

with the release, please file an amendment to your registration statement on the appropriate form available to you.

Calculation of Registration Fee

3.   Please tell us how you determined the proposed maximum offering price per unit of $.01 per share. We direct your attention to footnote 4 of Staff Legal Bulletin No. 4.

Prospectus Cover Page

4.   Please furnish copies of any graphics you intend to use in your prospectus.

5.   Please briefly explain that Infrared Systems International is a wholly-owned subsidiary of China Sxan Biotech, Inc. and after the distribution Infrared will be an independent public company.

6.   Please tell us how you determined the reference to 493,946 shares issuable if all holders of the series A preferred stock convert their shares into common stock prior to the record date of the distribution. We note from the Form 10-QSB of China Sxan for the quarter ended September 30, 2007 that there are 27,011,477 shares of series A preferred stock outstanding.

7.   Please revise the third paragraph to clarify the number of the 493,946 shares issuable to your officers and directors. Also, disclose the maximum number of shares that officers and directors will own after the distribution.

8.   Please briefly explain that the distribution will not qualify as a tax-free spin-off under U.S. tax laws.

Questions and Answers about the Spin-Off, page 3

9.   Please note that the Q&A should not repeat any information that appears in the prospectus summary, such as the distribution of one share for every share of CSBI common stock and that Infrared is currently in the development stage. Please revise accordingly.

10.   Please explain the reasons for the spin-off. Also tell us why certain stockholders have agreed to surrender an aggregate of 18,767,516 shares.

11.   Please explain when the distribution will occur.

12.   Please explain whether there will be any relationship between Infrared and China Sxan after the spin-off.

About our Company, page 4

13.   Please reconcile the reference in this section and throughout the filing to "certain licenses that provide modest revenues" to the disclosure on page F-10 about 100% of your revenues in 2007 were generated from a single licensee.

Risk Factors, page 5

14.   Please add a risk factor to highlight that the trading price of the China Sxan common stock may decline after the distribution.

15.   Please add a risk factor to highlight the tax liability from the distribution.

If we do not generate adequate revenues to finance our operations …, page 5

16.   Please reconcile the disclosure on page 5 indicating that $25,000 of expenses are associated with this offering with the disclosure on page II-1 indicating $55,000 of expenses are estimated for this offering.

Issuances of our stock cold dilute current shareholders and adversely affect …, page 6

17.   Please expand to disclose whether any acquisitions are currently planned.

Our intellectual property may not be adequately protected, page 7

18.   Please reconcile the disclosure in this risk factor and page 18 discussing a patent pending and a provisional patent with Article 1 of the assignment and assumption agreement filed as exhibit 10.2 which indicates that you have obtained a patent.

Enforcing and protecting our patents and other proprietary information …, page 7

19.   Please revise the title to clarify, if true, that you only have one patent.

Our future success depends in large part, on the continued service …, page 8

20.   Please disclose the amount of time that Mr. Ball is able to devote per week to the company.

The Spin-Off and Plan of Distribution, page 10

21.   Please expand this section or add another section that explains in greater detail the manner of effecting the distribution.

Background and Reasons for the Spin-Off, page 12

22.   As this is the first instance in which it is disclosed, please revise your disclosure to clarify the identity of Tieli XiaoXingAnling.

23.   Please briefly explain the involvement of Dr. Huakong Zhou in other private companies that have merged with public companies.

24.   Please explain why the board of Advance Technologies, including Mr. Ball, determined to merge Advance Technologies with the business of China Sxan Biotech, Inc. as opposed to other merger candidates, including companies with which Dr. Zhou was affiliated.

25.   We note the disclosure in the Share Purchase and Merger Agreement dated May 24, 2007 filed as exhibit 10.1 that "AVTX and SXAN have determined that a business combination between them is advisable and in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits." Please explain in greater detail the "long-term strategic and strategic benefits."

26.   Please disclose whether at the time of the merger agreement the board of Advance Technologies planned to spin-off Infrared Systems International or to operate Infrared Systems International and China Sxan Biotech, Inc. as two wholly-owned subsidiaries to achieve the "long-term strategic and financial benefits."

27.   Please file the complete share purchase and merger agreement. We note that several schedules were not filed as exhibits to the agreement.

Certain Market Information, page 13

28.   Please tell us how you determined the reference to 1,187 stockholders of record. We note from the Form 10-KSB of China Sxan for the fiscal year ended September 30, 2006 that there were 1,015 shareholders of common stock and 129 shareholders of preferred stock.

Management's Discussion and Analysis or Plan of Operations, page 14

29.   Please tell us why you have not provided disclosure regarding your Critical Accounting Policies and Estimates as proposed by release number 33-8098.

Plan of Operation in the Next Twelve Months, page 15

30.   Please expand the fourth paragraph of this section to discuss the material terms of
        "the royalties from licenses relating to certain of these rights," such as the
        duration of the agreements. Also, tell us why the company has not has not filed
        the agreements as exhibits.

31.   Please expand the exhibit index to include the material license agreement with
        Kollsman. Also, expand the appropriate section to discuss the material terms of
        the agreement with Kollsman.

32.   Please clarify the reference to "EVS II." Also, clarify who certifies the EVS II.

33.   Please update the status of the "slipped schedule" and whether certification has
        occurred yet in 2008.

Liquidity and Capital Resources, page 16

34.   Please discuss, if applicable, your relationship with ISS Associate Contractors.
        We note the disclosure in the liquidity and capital resources section of the
        Advance Technologies Form 10-KSB for the fiscal year ended September 30,
        2006.

AVTX Results of Operations, page 16

35.   We note that the Results of Operations discussion on page 16 is for AVTX. Please
        tell us why this discussion is not for Infrared Systems International, similar to
        your financial statement presentation.

Net Sales, page 16

36.   Please explain why the consulting fees decreased from 2006 to 2007.

Selling, General and Administrative Expenses, page 16

37.   Please explain why executive compensation decreased from 2006 to 2007.

Business, page 17

38.   Please advise us if you have a website, and if you do, tell us the address of the
        website. Also, if you have a website, please consider disclosing the address of
        your website in this section.

39.   Please provide a complete description of the development of your business during the past three years. For example, we note the reference to other development activities in the Form 10-KSB of Advance Technologies for the fiscal year ended September 30, 2006, such as the licensing agreement with Recreational Vehicle Systems.

40.   We reference the discussion on page 17 of the other prior activities of CSBI. Please revise to discuss the specific nature of these prior activities and indicate whether they are current activities of Infrared Systems International.

Going Concern, page 17

41.   Please expand this section to explain in greater detail the "strict restrictions on the cost of ongoing operations." In this regard, we note the disclosure on page 5 about operating costs expected to range between $35,000 and $55,000 for the fiscal year ended September 30, 2008 and the disclosure on page F-4 of operating expenses of approximately $82,000 in both 2006 and 2007.

Enhanced Vision System, page 18

42.   Please revise the second sentence of the second paragraph of this section to quantify the royalties in 2007. Also, clarify the reference to 2007. Are you referring to the fiscal year ended September 30, 2007 or the calendar year ended December 31, 2007?

43.   Please expand the reference to the belief that "certain conditions" do not justify introducing the system to the market at this time to briefly discuss the certain conditions.

Medical Systems, page 18

44.   Please update the status of the relationship with the Taiwanese corporation, such as whether a contract has been signed. Also, update the status that the "Company is currently negotiating an agreement with United Integrated Services for the sale of cameras for medical use." We note Article 1 of the assignment and assumption agreement.

Infrared Security System, page 18

45.   Please discuss the duration of any material patents.

46.   Please expand the last sentence of this section to update the status of your granted accelerated review.

Effect of Governmental Regulation, page 20

47.   Please clarify whether the company's products are subject to regulation by the
        Food and Drug Administration. Also, clarify whether the company plans to sell
        the products in the United States. For example, we note the bullet on page 18
        indicating products developed in the past include thermal imaging of the human
        body for medical purposes and the last full paragraph on page 18 indicating that a
        corporation purchased infrared imaging cameras for medical purposes from CSBI.

Management, page 20

48.   Please provide the disclosure required by Item 407(a) of Regulation S-K.

Committees of the Board of Directors, page 21

49.   Please clarify whether the board plans to establish any committees.

Certain Relationships and Related Transactions, page 22

50.   Please file as exhibits the agreements mentioned in the first paragraph of this
        section and in Note 3 on page F-9. Also, expand this section to discuss the related
        party transactions disclosed in Note 3. In addition, identify the related party.

Principal Stockholders, page 23

51.   Please tell us, with a view to disclosure, the identity of the "certain" CSBI
        stockholders who have agreed to have their shares cancelled. Disclose the class
        of stock and number of shares of CSBI held by them both prior to and after
        CSBI's reverse split as well as prior to the record date for the spin-off. Also
        disclose the number of shares of Infrared they are entitled to receive following the
        spin-off as well as the number of shares of Infrared they have agreed to deliver to
        you for cancellation.

Federal Income Tax Consequences, page 24

52.   Please revise to clarify whether this section discusses the material U.S. federal
        income tax consequences.

Federal Securities Law Consequences, page 26

53.   Please note that the Commission revised Rule 144 in Release No. 33-8869
        (December 6, 2007). Please update your disclosure accordingly.

Description of Securities, page 27

54.   Reconcile the third sentence of the first paragraph with the penultimate sentence
        of this paragraph. It does not appear consistent with a spin-off that shares of
        Infrared currently held by CSBI would be cancelled.

Report of Independent Registered Public Accounting Firm, page F-2

55.   Please revise to provide a currently dated report of your independent registered
        public accounting firm. We note that the report on page F-2 is dated January 21,
        2007.

Financial Statements

General

56.   Please update the financial statements as required by Rule 3-12 of Regulation S-
        K.

57.   Please include updated consents from your independent registered public
        accounting firm with any amendment to the filing. In addition, the consent
        included in amendment number 1 to the registration statement references a report
        of your independent registered public accounting firm dated January 21, 2008,
        which is not included in the filing.

58.   We reference the discussion throughout the filing that you are in the development
        stage. Please tell us why you have not provided the disclosures required by
        paragraphs 11 and 12 of SFAS 7 for development stage companies. In addition,
        tell us whether the financial statements should also be identified as those of a
        development stage enterprise.

Statements of Shareholders' Deficit, page F-5

59.   Please revise to correct the title of the financial statements on page F-5 from
        statements of operations to statements of shareholders' deficit.

60.   Please tell us the nature of the $(93,308) balance at September 30, 2005 in the
        statements of shareholders' deficit. We reference your disclosure in Note 1 that
        the registrant was formed in April 2006.

Note 1. Summary of Significant Accounting Policies, page F-8

General

61.   We note the discussion on page F-8 that the registrant was organized on April 11,
        2006 and that your parent transferred the operations of the technology business to
        you in July 2007. In addition, the transfer has been accounted for as a
        combination of entities under common control and the financial statements have
        been prepared on a combined historical cost basis as though the transaction
        occurred on September 30, 2005. We also note that your parent was organized in
        1969. Please tell us the history of the technology business and when its operations
        commenced. In addition, tell us whether these financial statements reflect the
        predecessor operations of the technology business for all periods prior to the
        registrant's existence as required by Article 3 of Regulation S-X.

Accounts Receivable, page F-8

62.   We reference your accounting policy that you record accounts receivable at lower
        of cost or fair value. Please tell us why accounts receivable are not recorded at
        cost less estimated allowance for uncollectible or doubtful accounts.

Revenue Recognition, page F-8

63.   Please revise to clarify your revenue recognition policy from licensing
        arrangements, including whether you recognize revenue over the term of the
        license and how you consider any additional obligations to the licensee over this
        period. Please clarify your discussion that revenue is recognized when the
        licensee has delivered a product to a customer and indicate and how this is in
        accordance with GAAP.

Note 2 – Going Concern, page F-9

64.   Please revise to provide a detailed discussion of your financial difficulties and
        your viable plan to overcome these difficulties and address the going concern
        issues. Your discussion should also include your plans to develop your products
        and services, the expected time period to complete this development, financing
        needs and expected sources of financing. Please refer to the requirements of FRC
        607.02.

Note 3 – Management Compensation, page F-9

65.   We reference the disclosures on page F-9 that you have not paid any
        compensation to any officer or director. We also note no compensation in your
        financial statements for fiscal 2007. Please tell us why you have not accrued
        compensation or any other expenses or costs of doing business as required by
        SAB Topic 1.B.1

Note 5 – Definite-Lived Intangible Assets, page F-10

66.   Please disclose the status of the patent application and when you expect that this
        will be granted. In addition, clarify how you assessed the recoverability of this
        asset in accordance with SFAS 144.

Undertakings,

67.   Please provide the undertakings required by Item 512(a)(5) of Regulation S-K.

Signatures

68.   Please file as an exhibit the power of attorney that authorizes Mr. Ball to sign as
        the attorney-in-fact for Mr. Bane.

        As appropriate, please amend your registration statement in response to
these comments. You may wish to provide us with marked copies of any
amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Edward T. Swanson, Esq.